Via Facsimile and U.S. Mail
Mail Stop 6010

October 1, 2007

Mr. Peer M. Schatz
Managing Director and Chief Executive Officer
Qiagen N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

   Re: Qiagen N.V.
     Form 20-F for Fiscal Year Ended December 31, 2006
     File No. 0-28564

Dear Mr. Schatz:

  We have completed our review of your Form 20-F and have no further comments at this time.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant